

2002 ANNUAL REPORT

Shore Financial Corporation

Shore Bank

COMMITTED TO THE EASTERN SHORE

FINANCIAL HIGHLIGHTS

EARNINGS PER SHARE


$0.70
$0.74
$0.72
$0.82
$1.05
98
99
00
01
02

ASSETS
(in millions)


$119.9
$127.6
$139.8
$142.9
$180.0
98
99
00
01
02

BOOK VALUE PER SHARE


$7.61
$7.62
$8.50
$9.58
$10.73
98
99
00
01
02

DIVIDENDS PER SHARE


$0.00
$0.07
$0.08
$0.12
$0.14
98
99
00
01
02

TABLE OF CONTENTS

Report to Shareholders	1
Selected Financial Highlights	2
Corporate Profile	3
Management's Discussion and Analysis	4
Consolidated Statements of Financial Condition	21
Consolidated Statements of Income	22
Consolidated Statements of Stockholder's Equity	23
Consolidated Statements of Cash Flows	24
Notes to Consolidated Financial Statements	25
Report of Independent Accountants	50
Directors and Officers	51
Corporate Information	52

Report to Shareholders

On behalf of the Board of Directors I am pleased to report on the results of operations for the year 2002, the most profitable year in the company's forty-two year history. Your employees and directors are proud of the accomplishments of the last year. These accomplishments included: record earnings, record growth, and the completion of our first branch deposit acquisition.

Earnings for the year reached a new high of $1.77 million while total assets reached $180 million. These two milestones were driven by deposit growth of 26.9%, gross loan production in excess of $60 million, and net loan growth of 12.3%. While sometimes overlooked in good times, a significant indicator of financial strength in banking companies is asset quality and the level of non-performing loans to total loans. For the second consecutive year our banking subsidiary had no OREO (real estate owned through foreclosure) at year-end.

Dividends paid on our common shares were increased for the fourth consecutive year, growing from zero in 1998, to $0.14 per share paid in 2002. This represented a 16.6% increase over the dividend paid in 2001, and is part of the company's strategy to compliment the investment objectives of our shareholders by delivering both growth and income potential in their investment, while prudently leveraging capital.

As we moved more deliberately into the new millennium it was refreshing to see the market develop a renewed appreciation for solid earnings and the prospects of consistent long-term growth in profitability and value. Since its low in 2001, Shore Financial Corporation stock has increased over 70% in price, gaining in excess of $7 million in market capitalization.

In addition to solid core growth in all areas of the company, 2002 saw the consummation of our first branch deposit acquisition. Over the years, management has looked seriously at several deposit acquisition candidates. We have been prudent in our approach to pricing and determined not to over pay in our effort to achieve the acquisition. We stood by our conservative pricing strategy this year and were rewarded with a $17 million book of business that doubled our presence in Salisbury, Maryland.

In these days of very large financial services companies and technology that provides for a variety of impersonal delivery channels, we find that people continue to require personal interaction and that they value the feeling they get when they receive a personal touch. Our people are the fabric of our company just as they are the fabric of our communities. It is because of their efforts that we are able to distinguish ourselves as an organization in a highly competitive financial services industry. It is our people who deliver value to our communities, our customers and our shareholders.

After reviewing the Annual Report, please send your comments to me at sharvard@shorebank.com

Scott C. Harvard
President & Chief Executive Officer

Selected Financial Highlights

The following selected financial data for the years ended December 31, 2002 and 2001 is derived from the consolidated financial statements of the Company, which have been audited on an annual basis by Goodman and Company, L.L.P. for the years then ended. The selected financial data information should be read in conjunction with the consolidated financial statements of the Company included elsewhere in this document.

	YEARS ENDED DECEMBER 31,	
(IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001
Income Statement Data:		
Interest income	$ 9,406	$ 9,917
Interest expense	3,716	4,929
Net interest income	5,690	4,988
Provision for loan losses	335	310
Noninterest income	1,375	1,251
Noninterest expense	4,156	3,882
Income taxes	802	616
Net income	$ 1,772	$ 1,431
Per Share Data:		
Net income—basic	$ 1.05	$ 0.82
Net income—dilutive	1.04	0.82
Cash dividends	0.14	0.12
Book value at period end	10.73	9.58
Tangible book value at period end	10.35	9.56
Average shares outstanding (000's)	1,695	1,736
Balance Sheet Data (period end):		
Assets	$ 179,993	$ 142,851
Loans, net of unearned income and allowance	116,810	104,096
Securities	47,183	28,058
Deposits	158,989	125,314
Shareholders' equity	18,218	16,261
Performance Ratios:		
Return on average assets	1.12%	1.02%
Return on average equity	10.31%	9.08%
Net interest margin	3.82%	3.77%
Efficiency (1)	59.01%	62.45%
Asset Quality Ratios:		
Allowance for loan losses to period end loans	1.35%	1.26%
Allowance for loan losses to nonaccrual loans	182.37%	248.78%
Nonperforming assets to period end loans and foreclosed properties	0.74%	0.51%
Net charge-offs (recoveries) to average loans	0.05%	0.33%
Capital and Liquidity Ratios:		
Leverage (2)	10.12%	11.38%
Risk-based:		
Tier 1 capital	15.02%	15.67%
Total capital	16.24%	16.89%
Average loans to average deposits	80.56%	78.33%

(1) *Computed by dividing noninterest expense by the sum of net interest income and noninterest income, net of security gains and losses.*

(2) *Computed as a percentage of stockholders' equity to period end assets.*

Corporate Profile

General

Shore Financial Corporation (the "Company") is a Virginia corporation organized in September 1997 by Shore Bank (the "Bank") for the purpose of becoming a unitary holding company of the Bank. The Company's assets consist of its investment in the Bank and approximately $3.8 million in cash and other investments. The business and management of the Company consists of the business and management of the Bank. The Bank is a Virginia chartered, Federal Reserve member commercial bank whose predecessor began business in 1961. The Company and the Bank are headquartered in Onley, Virginia. The Bank operates seven banking offices on the Eastern Shore of Virginia and Maryland, including the counties of Accomack and Northampton in Virginia and Salisbury/ Wicomico County area in Maryland. The Bank has a 23% market share of the banking deposits in the Accomack and Northampton Counties in Virginia. At December 31, 2002, the Company had assets of $180.0 million, Bank deposits of $159.0 million and stockholders equity of $18.2 million.

The Bank offers a full menu of banking products and services in the communities it serves. For business customers, the Bank offers checking, cash management, credit card merchant services, and a variety of loan options including operating lines of credit, equipment loans, and real estate loans. For consumers, the Bank offers a totally free checking account, along with telephone and Internet banking services, check cards, free use of ATMs, and the full compliment of retail banking products. The Bank is a leading real estate lender in its Virginia markets.

The Company also offers other services that complement the core financial services offered by the Bank. The Company has an affiliate relationship with the only independent trust company in Eastern Virginia that provides a vehicle to offer trust and asset management services within the Bank's markets. The Bank's subsidiary, Shore Investments, Inc. (the "Subsidiary"), provides non-deposit investment products including stocks, bonds, mutual funds, and insurance products through the Bank's banking centers. The subsidiary has also invested in a Virginia title insurance company that enables it to offer title insurance policies to its real estate loan customers.

The Bank delivers its banking services through seven full-service banking centers, six ATMs, the Internet and the telephone. The Bank provides administrative support to its branch network through an operations center located in Accomac, Virginia. The facility houses the Bank's item processing, check imaging and accounting functions. Seventy-five dedicated employees staff the Bank's facilities.

Market Information

The Company's common stock is listed on the Nasdaq National Market under the symbol "SHBK." The following table sets forth the per share high and low sales prices for the common stock as reported on the Nasdaq National Market for the periods indicated:

	PRICE RANGE	
	HIGH	LOW
2001		
First Quarter	$ 7.63	$ 7.25
Second Quarter	9.50	7.38
Third Quarter	10.20	7.56
Fourth Quarter	9.95	9.10
2002		
First Quarter	$ 9.90	$ 9.00
Second Quarter	11.90	9.60
Third Quarter	12.24	10.75
Fourth Quarter	12.40	11.50

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The Company reported record earnings for the year ending December 31, 2002, thanks in large part to strong loan growth and a high percentage of performing assets. Net income for the year ended December 31, 2002 was $1.77 million compared to $1.43 million for 2001, an increase of 23.8%. Earnings per share increased 28.0% to $1.05 from the prior year's $0.82 per share. Return on assets (ROA) was 1.12% for the year ended December 31, 2002 compared to 1.02% for the year ended December 31, 2001, while return on average equity (ROE) was 10.31% for 2002 compared to 9.08% for 2001. The Bank's net interest margin was 3.82% during the year ended December 31, 2002, compared to 3.77% during the year ended December 31, 2001. Yields on earning assets declined due to significant short-term rate reductions by the Federal Reserve during 2001. However, the Bank's cost of interest-bearing liabilities experienced a similar decline, primarily resulting from repricing of time deposits and the Bank's increase in lower cost demand deposits. The Company improved its efficiency ratio to 59.0% for the year compared to 62.5% for 2001. Non-interest expenses increased to $4.16 million during 2002 representing an increase of 7.0% over 2001. Excluding nonrecurring expenses associated with acquiring the branch deposits of Susquehanna Bank in Salisbury, Maryland, the increase in expenses was 5.8% for the year.

Total assets grew to $180.0 million, an increase of 26.0% over the $142.9 million at December 31, 2001. The growth in assets was driven by the December 2002 $17.4 million deposit acquisition of a Susquehanna Bank branch in Salisbury, Maryland and a 12.3% net increase in loans. Total gross loans ended the year at $118.4 million and total deposits ended the year at $159.0 million, compared to $105.4 million and $125.3 million, respectively, in loans and deposits at December 31, 2001. The Bank experienced significant growth in its retail and commercial lending portfolios during 2002. Residential real estate loans and consumer loans (including home equity lines) increased 12.0% and 21.6%, respectively during the year ended December 31, 2002, while commercial loans increased 9.0% over December 31, 2001. Interest-bearing demand and savings deposit accounts grew 38.4% during the year ended December 31, 2002, while noninterest-bearing demand deposits increased 23.2% during the period. Demand and savings deposits were $69.4 million at December 31, 2002, an increase of 34.6% over amounts existing at December 31, 2001, while time deposits were $89.6 million at December 31, 2002, an increase of 21.5% over December 31, 2001. Excluding the Susquehanna acquisition, time deposit growth was flat at 1.7% during 2002. Total shareholders' equity grew to $18.2 million at December 31, 2002, a 12.0% increase over total shareholders' equity at December 31, 2001.

Despite signs of a weakened economy and a rash of well-publicized news regarding increased loan defaults, the Bank's loan portfolio continued to perform well. Net loan charge-offs during 2002 were 0.05% of total loans and the level of nonperforming assets to period end loans was 0.74% at December 31, 2002. The Bank had no other real estate owned ("OREO") or other foreclosed assets at December 31, 2002. The Bank maintained an allowance for loan losses to period end loans of 1.35% at the end of 2002.

RESULTS OF OPERATION

General

Net interest income is the major component of the Company's earnings and is equal to the amount by which interest income exceeds interest expense. Interest income is derived from interest-earning assets composed primarily of loans and securities. Interest expense results from interest-bearing liabilities, primarily consisting of deposits and short-term borrowings. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income. Net interest margin is calculated by dividing net interest income by average earning assets and represents the Company's net yield on its earning assets.

Management's Discussion and Analysis *(continued)*

Interest Income

During the year ended December 31, 2002, the Company earned $9.4 million in interest income, as compared to the $9.9 million earned for the year ended December 31, 2001. Eleven rate adjustments during 2001 by the Federal Reserve significantly impacted the Company's earnings on interest-earning assets during 2002. Growth in average loans outstanding of $15.8 million partially mitigated the interest rate adjustments' impact, but average investment securities remained flat while yields fell 90 basis points.

Securities yielded 4.84% during the year ended December 31, 2002, compared to 5.74% for the year ended December 31, 2001. Additionally, average securities remained relatively flat at $34.4 million during the year ended December 31, 2002, compared to an average balance of $34.6 million for the 2001 period. The lack of growth in average securities primarily resulted from the fact that loan demand during 2002 fully absorbed any liquidity generated from deposit growth during the period.

Loans yielded 6.92% during the year ended December 31, 2002, compared to 8.18% for the year ended December 31, 2001. Average total loans increased 16.4% to $112.1 million during the year ended December 31, 2002 from $96.4 million for the 2001 period. Loan growth experienced during the period occurred in both the retail and commercial markets. On the retail side, average residential real estate loans (including construction loans) increased to $63.1 million, or 14.7% over the $55.0 million average outstanding for the year ended December 31, 2001, while average consumer loans (including home equity lines) were $14.1 million for the year ended December 31, 2002, an increase of 23.6% over the $11.4 million average outstanding during the year ended December 31, 2001. The commercial side experienced similar growth with average commercial loans of $34.9 million for the year ended December 31, 2002, an increase of 16.6% over average commercial loans of $29.9 million for the year ended December 31, 2001. Although the interest rate environment played a large part in the double-digit loan growth realized during 2002, management believes that increased experience among its loan production team impacted the growth experienced during the year.

Interest Expense

As negative as the impact of declining rates was on interest income, the corresponding impact on interest expense proved to be positive during 2002. Interest expense was $3.7 million during the year ended December 31, 2002, a decrease of 24.6% as compared to $4.9 million for 2001. Average interest-bearing liabilities increased 11.4% to $126.5 million during the year ended December 31, 2002 from $113.6 million for the year ended December 31, 2001, while the cost of interest-bearing liabilities decreased 140 basis points from 4.34% during 2001 to 2.94% during 2002. Total average deposits, including noninterest-bearing demand deposits, increased 13.2% to $139.2 million during the year ended December 31, 2002 from $123.0 million during the year ended December 31, 2001. Factoring in noninterest-bearing demand deposits, the Company's cost of funds was 2.64% and 3.96% for the years ended December 31, 2002 and 2001, respectively. The decrease in the cost of funding primarily resulted from the lower interest rate environment during the period that caused the downward repricing of demand and time deposits.

Net Interest Income

During most of 2002, the Bank maintained adequate loan growth and experienced little, if any, downward pressure on net interest margin, enabling net interest income to grow during the year. Additionally, liabilities were repricing at a greater rate than assets and the Bank was able to invest the majority of funds generated from deposit growth in higher-yielding loan assets as opposed to investment securities. Net interest income increased 14.1% to $5.69 million during the year ended December 31, 2002 as compared to $5.0 million in 2001. The corresponding impact was an increase in the Company's net interest margin to 3.82% during the year ended December 31, 2002 period as compared to 3.77% for the 2001 period. Furthermore, while bank deposits grew $33.7 million, or 26.9%, $17.8 million of the growth occurred in lower costing demand deposit accounts. While time deposits increased by $15.8 million during the year, the majority of this growth resulted from the Susquehanna transaction during December with minimal impact on 2002 earnings.

Management's Discussion and Analysis *(continued)*

The following tables illustrate average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and the related income, expense, and corresponding weighted average yields and costs. The average balances used in these tables and other statistical data were calculated using daily average balances.

AVERAGE BALANCES, INCOME AND EXPENSES, YIELDS AND RATES

	YEARS ENDED DECEMBER 31,					
	2002			2001		
	AVERAGE BALANCE	INCOME/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	INCOME/ EXPENSE	YIELD/ RATE
	(IN THOUSANDS)					
Assets:						
Securities (1)	$ 34,444	$1,668	4.84%	$ 34,629	$1,989	5.74%
Loans (net of unearned income):						
Real estate mortgage	63,110	4,429	7.02%	55,008	4,367	7.94%
Commercial	34,891	2,442	7.00%	29,916	2,512	8.40%
Home equity lines	10,840	574	5.30%	7,200	538	7.47%
Consumer	3,298	310	9.40%	4,234	465	10.98%
Total loans	112,139	7,755	6.92%	96,358	7,882	8.18%
Interest-bearing deposits in other banks	3,987	48	1.20%	3,274	121	3.70%
Total earning assets	150,570	9,471	6.29%	134,261	9,992	7.44%
Less: allowance for loan losses	(1,456)			(1,200)		
Total nonearning assets	9,344			7,899		
Total assets	$158,458			$140,960		
Liabilities						
Interest-bearing deposits:						
Checking and savings	$ 47,175	$ 516	1.09%	$ 37,040	$ 624	1.68%
Time deposits	77,856	3,145	4.04%	75,007	4,218	5.62%
Total interest-bearing deposits	125,031	3,661	2.93%	112,047	4,842	4.32%
FHLB advances	1,445	55	3.81%	1,527	87	5.70%
Total interest-bearing liabilities	126,476	3,716	2.94%	113,574	4,929	4.34%
Non-interest bearing liabilities:						
Demand deposits	14,160			10,963		
Other liabilities	638			669		
Total liabilities	141,274			125,206		
Stockholders' equity	17,184			15,754		
Total liabilities and stockholders' equity	$158,458			$140,960		
Net interest income (1)		$5,755			$5,063	
Interest rate spread (1)(2)			3.35%			3.10%
Net interest margin (1)(3)			3.82%			3.77%

(1) Presented on a tax equivalent basis. The tax equivalent adjustment to net interest income was $65,000 and $75,000 for the years ended December 31, 2002 and 2001, respectively.

(2) Interest rate spread is the average yield earned on earning assets less the average rate incurred on interest-bearing liabilities.

(3) Net interest margin is derived by dividing net interest income by average total earning assets.

Management's Discussion and Analysis *(continued)*

The following table describes the impact on the interest income of the Company resulting from changes in average balances and average rates for the periods indicated. The change in interest due to the mixture of volume and rate has been allocated solely to rate changes.

	VOLUME AND RATE ANALYSIS					
	YEARS ENDED					
	DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001 CHANGE DUE TO:			DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000 CHANGE DUE TO:		
	VOLUME	RATE	INCREASE (DECREASE)	VOLUME	RATE	INCREASE (DECREASE)
Assets:						
Securities	$ (11)	$ (310)	$ (321)	$ (47)	$(147)	$(194)
Loans (net of unearned income):						
Real estate mortgage	643	(581)	62	220	14	234
Commercial	418	(488)	(70)	199	(161)	38
Home equity lines	272	(236)	36	135	(176)	(41)
Consumer	(103)	(52)	(155)	67	(10)	57
Total loans	1,230	(1,357)	(127)	621	(333)	288
Interest-bearing deposits in other banks	26	(99)	(73)	56	(92)	(36)
Total earning assets	$1,245	$(1,766)	$ (521)	$630	$(572)	$ 58
Liabilities						
Interest-bearing deposits:						
Checking and savings	$ 171	$ (279)	$ (108)	$ 89	$(306)	$(217)
Time deposits	160	(1,233)	(1,073)	196	(29)	167
Total interest-bearing deposits	331	(1,512)	(1,181)	285	(335)	(50)
FHLB advances	(5)	(27)	(32)	(58)	(5)	(63)
Total interest-bearing liabilities	326	(1,539)	(1,213)	227	(340)	(113)
Change in net interest income	$ 919	$ (227)	$ 692	$403	$(232)	$ 171

Interest Sensitivity

An important element of both earnings performance and the maintenance of sufficient liquidity is proper management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities at a specific time interval. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets during a given period. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. This gap can be managed by repricing assets or liabilities, by selling investments available for sale, by replacing an asset or liability at maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities maturing in the same time interval helps to hedge the risk and minimize the impact on net interest income in periods of rising or falling interest rates.

Management's Discussion and Analysis *(continued)*

The Company determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance-sheet commitments in order to reduce sensitivity risk. These decisions are based on management's outlook regarding future interest rate movements, the state of the local and national economy, and other financial and business risk factors.

The following table presents the Company's interest sensitivity position at December 31, 2002. This one-day position, which continually is changing, is not necessarily indicative of the Company's position at any other time.

	INTEREST SENSITIVITY ANALYSIS DECEMBER 31, 2002				
	WITHIN 90 DAYS	91-365 DAYS	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
	(IN THOUSANDS)				
Interest-Earning Assets:					
Loans (1)	$26,392	$ 10,952	$ 57,824	$ 23,245	$118,413
Securities	2,010	8,091	32,975	4,107	47,183
Money market and other short term securities	2,532	—	—	—	2,532
Bank-Owned Life Insurance	—	3,000	—	—	3,000
Total earning assets	$30,934	$ 22,043	$ 90,799	$ 27,352	$171,128
Cumulative earning assets	$30,934	$ 52,977	$143,776	$171,128	$171,128
Interest-Bearing Liabilities:					
Money market savings	16,710	—	—	—	16,710
Interest checking (2)	—	—	19,090	—	19,090
Savings (2)	645	1,583	15,601	—	17,829
Certificates of deposit	12,092	42,699	31,910	2,891	89,592
FHLB advances	1,400	—	—	750	2,150
Total interest-bearing liabilities	$30,847	$ 44,282	$ 66,601	$ 3,641	$145,371
Cumulative interest-bearing liabilities	30,847	75,129	141,730	145,371	145,371
Period gap	$ 87	$(22,239)	$ 24,198	$ 23,711	$ 25,757
Cumulative gap	$ 87	$(22,152)	$ 2,046	$ 25,757	$ 25,757
Ratio of cumulative interest-earning assets to interest-bearing liabilities	100.28%	70.51%	101.44%	117.72%	117.72%
Ratio of cumulative gap to total earning assets	0.05%	-12.94%	1.20%	15.05%	15.05%

(1) *Includes nonaccrual loans of $879,000, which are spread throughout the categories.*

(2) *Management has determined that interest checking and savings accounts, excluding $2.2 million in savings accounts with more frequent rate adjustment terms, are not sensitive to changes in related market rates and, therefore, they are placed in the 1 to 5 years category.*

(3) *All securities without specific maturities are included in the 1 to 5 years category as management's intent is to hold these securities for the long term without significant regard to interest rate changes.*

Noninterest Income

During 2002, the Company experienced continued growth in noninterest income. Noninterest income increased 9.9% to $1.37 million during the year ended December 31, 2002, compared to $1.25 million for the year ended December 31, 2001, primarily due to increases in deposit account fees. The increase in deposit account fees is attributable to growth in the numbers of consumer and commercial checking accounts and increases in the fees that they generate. Checking accounts generate fees including insufficient funds, check printing, cashiers checks, service

Management's Discussion and Analysis *(continued)*

charges, ATM, check cards and others. These fees are core earnings that are not interest sensitive and have provided a stable source of income for the Bank. Deposit account fees for the year ended December 31, 2002 increased 19.7% to $1.01 million, compared to $873,000 for the year ended December 31, 2001 The Bank experienced deposit fee gains in both the retail and commercial sectors of its business, with increases of 15.1% and 44.0%, respectively.

Noninterest Expense

Although the growth experienced by the Company during 2002 resulted in an increase in noninterest expense, the Company realized improved efficiency in its generation of income from this growth. During the year ended December 31, 2002, noninterest expense increased 7.0% to $4.2 million, compared to $3.9 million for the year ended December 31, 2001. However, the Company's efficiency ratio, which measures the cost of generating the reported revenue, decreased from 62.5% to 59.0%.

Several factors contributed to the increase in noninterest expense, including the expansion of a branch facility during the first quarter, the expiration of franchise tax credits, conversion and marketing costs associated with the Susquehanna purchase transaction, and normal increases associated with the double-digit growth in loans and deposits. Occupancy and equipment expenses were impacted the most from these factors, experiencing an increase of 15.7% to $1.12 million during the year ended December 31, 2002, compared to $970,000 for the year ended December 31, 2001. Compensation and benefits increased by 2.3% to $1.89 million during the year ended December 31, 2002, when compared to $1.85 million for the year ended December 31, 2001, while data processing increased 4.4% to $476,000 during the year ended December 31, 2002, compared to $456,000 for the year ended December 31, 2001. Advertising expenses increased 75.5% to 110,000 during the year ended December 31, 2002, as compared to $62,000 for the 2001 period, primarily due to marketing and promotional efforts related to the Susquehanna transaction, the new Internet banking product introduced during the second quarter of 2002, and other efforts to promote the banking company. Deposit insurance premiums were flat during 2002 as compared to 2001, while other expenses increased 2.0% to $533,000, compared to $523,000 for the 2001 period.

FINANCIAL CONDITION

Loan Portfolio

The Bank's loan portfolio is comprised of real estate mortgage loans, construction loans, commercial loans, home equity loans, and consumer loans. The primary market areas in which the Bank originates loans are the counties of Accomack and Northampton, Virginia and Salisbury/Wicomico County, Maryland.

Total loans (excluding allowances) increased to $118.4 million at December 31, 2002, a 12.3% increase over the $105.4 million outstanding at December 31, 2001. This net growth was driven by gross loan production of approximately $64.5 million during the year. The Bank experienced significant growth in both its retail and commercial lending portfolios during 2002. Residential real estate loans and consumer loans (including home equity lines) increased 12.0% and 21.6%, respectively during the year ended December 31, 2002, while commercial loans increased 9.0% over 2001.

Management's Discussion and Analysis *(continued)*

The following table summarizes the composition of the Bank's loan portfolio at the dates indicated.

	LOAN PORTFOLIO	
	DECEMBER 31,	
(IN THOUSANDS)	2002	2001
Residential mortgage	$ 66,637	$ 60,402
Commercial mortgage	28,841	26,366
Commercial—other	4,921	4,621
Real estate construction (1)	2,184	1,049
Home equity lines of credit	12,905	8,912
Consumer	2,720	3,933
Total loans	118,208	105,283
Less:		
Deferred loan (fees) cost, net	205	139
Allowance for loan losses	(1,603)	(1,326)
Net loans	$116,810	$104,096

(1) *Amounts are disclosed net of loans in process of approximately $2.3 million and $1.6 million for 2002 and 2001, respectively.*

The following table sets forth the composition of the Bank's loan portfolio by percentage at the dates indicated.

	LOAN PORTFOLIO BY PERCENTAGE	
	DECEMBER 31,	
	2002	2001
Residential mortgage	56.37%	57.37%
Commercial mortgage	24.40%	25.04%
Commercial—other	4.16%	4.39%
Real estate construction	1.85%	1.00%
Home equity lines of credit	10.92%	8.46%
Consumer	2.30%	3.74%
Total loans	100.00%	100.00%

The following table presents the maturities of selected loans outstanding at December 31, 2002.

	MATURITY SCHEDULE OF PERIOD END LOANS						
	DECEMBER 31, 2002						
	1 YEAR OR LESS		1 TO 5 YEARS		AFTER 5 YEARS		
	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE	TOTAL
	(IN THOUSANDS)						
Residential and commercial mortgages (1)	$ 7,977	$ 6,018	$27,672	$ 9,483	$11,117	$33,211	$ 95,478
Commercial—other	635	1,952	1,157	914	171	92	4,921
Real estate construction	2,184	—	—	—	—	—	2,184
Home equity lines of credit	512	12,393	—	—	—	—	12,905
Consumer	1,304	163	1,193	—	60	—	2,720
Total	$12,612	$20,526	$30,022	$10,397	$11,348	$33,303	$118,209

(1) *Includes mortgages with terms that include 3-year, 5-year and 7-year balloon payment features in the 1 to 5 years and after 5 years fixed rate category.*

Management's Discussion and Analysis *(continued)*

Securities

When securities are purchased, they are classified as securities held to maturity if management has the positive intent and the Company has the ability to hold them until maturity. These investment securities are carried at cost adjusted for amortization of premium and accretion of discounts. Unrealized losses in the portfolio are not recognized unless management of the Company believes that other than a temporary decline has occurred. Securities held for indefinite periods of time and not intended to be held to maturity are classified as available for sale at the time of purchase. Securities available for sale are recorded at fair value. The net unrealized holding gain or loss on securities available for sale, net of deferred income taxes, is included in other comprehensive income as a separate component of stockholders' equity. A decline in the fair value of any securities available for sale below cost, that is deemed other than temporary, is charged to earnings and results in a new cost basis for the security. Cost of securities sold is determined on the basis of specific identification. The Company holds no securities classified as trading.

Investment Securities. The carrying value of investment securities (effected for all applicable fair value adjustments) amounted to $47.2 million at December 31, 2002, compared to $28.1 million at December 31, 2001. Increases in securities primarily resulted from the net proceeds provided by purchases the Susquehanna deposits during December 2002. The comparison of amortized cost to fair value is shown in Note 3 of the notes to the financial statements. Note 3 also provides an analysis of gross unrealized gains and losses of investment securities.

Investment securities consist of the following:

	SECURITIES PORTFOLIO	
	DECEMBER 31,	
	2002	2001
Amortized Cost:		
U.S. Treasury and other U.S. government agencies	$28,926	$12,049
Tax-exempt municipal bonds	2,774	3,483
Mortgage-backed securities	3,002	—
Adjustable rate loan funds	1,942	1,884
FHLMC stock	232	232
Preferred stock	2,156	2,156
Trust preferred stock	400	400
Corporate bonds	5,558	6,576
Other equity securities	1,249	1,030
Total securities	$46,239	$27,810

Securities Available for Sale. Securities available for sale are used as part of the Company's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, the need to increase regulatory capital and other factors. The fair value of securities available for sale totaled $41.5 million at December 31, 2002, compared to $25.4 million at December 31, 2001. The comparison of fair market value to amortized cost is shown in Note 3 of the notes to the financial statements. Note 3 also provides an analysis of gross unrealized gains and losses of securities available for sale.

Management's Discussion and Analysis *(continued)*

The following summarizes available for sale securities for the respective periods.

	SECURITIES AVAILABLE FOR SALE	
	DECEMBER 31,	
	2002	2001
Fair Value:		
U.S. Treasury and other U.S. government agencies	$24,446	$10,335
Tax-exempt municipal bonds	2,881	3,547
Mortgage-backed securities	3,013	—
Adjustable rate loan funds	1,856	1,820
FHLMC stock	248	275
Preferred stock	1,995	1,934
Trust preferred stock	560	416
Corporate bonds	5,883	6,674
Other equity securities	609	421
Total securities	$41,491	$25,422

The following table sets forth the maturity distribution and weighted average yields of the securities portfolio at December 31, 2002. The weighted average yields are calculated on the basis of carrying value of the investment portfolio and on the interest income of investments adjusted for amortization of premium and accretion of discount.

	MATURITIES OF INVESTMENTS					
	DECEMBER 31, 2002					
	HELD TO MATURITY			AVAILABLE FOR SALE		
	AMORTIZED COST	FAIR VALUE	WEIGHTED AVERAGE YIELD	AMORTIZED COST	FAIR VALUE	WEIGHTED AVERAGE YIELD
U.S. Treasury and other U.S. government agencies						
Within one year	$5,004	$5,070	2.85%	$ 2,500	$ 2,540	5.56%
After one year to five years	—	—	0.00%	21,422	21,906	3.44%
After five years	—	—	0.00%	—	—	0.00%
Total	5,004	5,070		23,922	24,446	
Other Securities:						
Within one year	—	—	0.00%	2,507	2,557	5.66%
After one year to five years	—	—	0.00%	4,820	5,113	5.95%
After five years	—	—	0.00%	4,007	4,107	4.95%
Adjustable Rate Mortgage Fund	—	—	0.00%	1,520	1,521	2.75%
Adjustable Rate Commercial Loan Fund	—	—		422	334	3.38%
Total	—	—		13,276	13,632	
Total securities	$5,004	$5,070		$37,198	$38,078	

Management's Discussion and Analysis *(continued)*

Deposits

The Bank depends on deposits to fund its lending activities, generate fee income opportunities, and create a captive market for loan products. The table below presents a history of average deposits and the rates paid on interest-bearing deposit accounts for the periods indicated.

	AVERAGE DEPOSITS AND AVERAGE RATES PAID YEARS ENDED DECEMBER 31,			
	2002		2001	
	AVERAGE BALANCE	AVERAGE RATE	AVERAGE BALANCE	AVERAGE RATE
Interest-bearing deposits:				
Checking and savings	$ 47,175	1.09%	$ 37,040	1.68%
Certificates of deposit:				
Less than $100,000	64,393	4.90%	63,978	5.55%
$100,000 and over	13,463	4.02%	11,029	6.07%
Total interest-bearing deposits	125,031	2.93%	112,047	4.32%
Noninterest-bearing deposits	14,160		10,963	
Total average deposits	$139,191		$123,010	

Deposits averaged $139.2 million during the year ended December 31, 2002, an increase of 13.2% over the $123.0 million during the year ended December 31, 2001. Interest-bearing demand deposits accounted for the largest portion of the increase, followed by noninterest-bearing demand deposits.

The following table is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as December 31, 2002.

	MATURITIES OF CD'S OF $100,000 OR MORE DECEMBER 31, 2002	
	AMOUNT	PERCENT
Three months or less	$ 1,465	8.58%
Over three months to one year	9,481	55.52%
Over one year to five years	5,710	33.44%
Over five years	420	2.46%
Total	$17,076	100.00%

Capital Resources

Capital represents funds, earned or obtained, over which banks can exercise greater control in comparison with deposits and borrowed funds. The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of the Company's resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will support anticipated asset growth and absorb potential losses.

Management's Discussion and Analysis *(continued)*

Banking regulations established to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company meets all capital adequacy requirements to which it is subject.

The following table details the components of Tier 1 and Tier 2 capital and related ratios for the periods indicated.

	ANALYSIS OF CAPITAL DECEMBER 31,	
	2002	2001
	(IN THOUSANDS)	
Tier 1 Capital:		
Common stock	$ 560	$ 560
Additional paid-in capital	2,654	2,677
Retained earnings	14,394	12,860
Comprehensive income	609	164
Total capital (GAAP)	18,217	16,261
Less: Intangibles Intangibles	(650)	(30)
Net unrealized gain on debt and equity securities	(609)	(164)
Net unrealized losses on equity securities	(41)	(137)
Total Tier 1 capital	16,917	15,930
Tier 2 Capital:		
Allowable allowances for loan losses	1,366	1,232
Net unrealized gains on equity securities	8	—
Total Tier 2 capital	$ 18,291	$ 17,162
Risk-weighted assets	$112,642	$101,638
Capital Ratios (1):		
Tier 1 risk-based capital ratio	15.02%	15.67%
Total risk-based capital ratio	16.24%	16.89%
Tier 1 capital to average adjusted total assets	10.72%	11.30%

(1) The required minimum capital ratios for capital adequacy purposes, as defined collectively by the federal banking agencies, for Tier 1 risk-based capital, total risk-based capital, and Tier 1 capital to average adjusted assets was 4.0%, 8.0% and 4.0%, respectively. To be considered "well capitalized" under federal prompt corrective action regulations, these same required ratios are 6.0%, 10.0% and 5.0%, respectively. See Note 11 of the notes to the financial statements for a detail of the capital ratios.

Asset Quality

Allowance for loan losses. The allowance for loan losses represents an amount management believes is adequate to provide for probable loan losses inherent in the loan portfolio. The Bank's focus on diversifying its loan portfolio by emphasizing and expanding its commercial and consumer lending programs generally involves greater risk than residential mortgage lending. Considering this shift in lending emphasis, management in recent years has provided for probable loan losses, which may result from the greater inherent risk present in these loan products, by increasing its allowance for loan losses in accordance with SFAS No. 5, *Accounting for Contingencies*. However, risks of future losses cannot be quantified precisely or attributed to particular loans or classes of loans. Because those risks are influenced by general economic trends as well as conditions affecting individual borrowers,

Management's Discussion and Analysis *(continued)*

management's judgment of the allowance is necessarily approximate and imprecise. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies.

Set forth below is a table detailing the allowance for loan losses for the periods indicated.

	ALLOWANCE FOR LOAN LOSSES	
	YEARS ENDED DECEMBER 31,	
	2002	2001
	(IN THOUSANDS)	
Balance, beginning of period	$ 1,326	$ 1,336
Loans charged off:		
Commercial	—	—
Real estate mortgage	—	(282)
Consumer	(83)	(53)
Total loans charged-off	(83)	(335)
Recoveries:		
Commercial	—	—
Real estate mortgage	—	—
Consumer	25	15
Total recoveries	25	15
Net recoveries (charge-offs)	(58)	(320)
Provision for loan losses	335	310
Balance, end of period	$ 1,603	$ 1,326
Allowance for loan losses to loans outstanding at end of period	1.35%	1.26%
Allowance for loan losses to nonaccrual loans outstanding at end of period	182.37%	248.78%
Net charge-offs to average loans outstanding during period	(0.05%)	(0.33%)

For the year ended December 31, 2002, the Bank experienced net charge-offs of $58,000, compared to net charge-offs of $320,000 for the year ended December 31, 2001. The 2001 amount was primarily attributable to a $160,000 charge-off relating to the collateral of two impaired loans foreclosed on during that year. The Bank's charge-offs during 2002 were nominal despite signs of a weakening U.S. economy and a rash of news relating to problem loans at larger institutions. Charge-offs during 2002 primarily related to various consumer and real estate loans that were either deemed uncollectible or foreclosed on with the collateral subsequently sold. The decrease in charge-offs positively impacted the ratio of net charge-offs to average loans outstanding during the period, which was a 0.05% during the year ended December 31, 2002, compared to 0.33% during the year ended December 31, 2001.

The allowance for loan losses at December 31, 2002 was $1.60 million, compared to $1.33 million at December 31, 2001. The Bank's loan portfolio continues to evolve from primarily residential real estate mortgages to one with a significant emphasis in commercial and consumer loans. Increased competition in the real estate mortgage arena and the desire to diversify contributed to this shift in lending and customer relationships. However, with this change comes increased risk associated with potential loan losses, as supported by the Bank's increased write-offs in recent years. The Bank considers its write-off history, the composition if its loan portfolio, and the historical allowance levels maintained by peer community banks engaged in commercial lending in determining adequate loan loss reserves. The allowance for loan losses as a percentage of period end loans equaled 1.35% at December 31,

Management's Discussion and Analysis *(continued)*

2002, compared to 1.26% at December 31, 2001. The ratio of the allowance for loan losses as a percentage of nonaccrual loans outstanding decreased at December 31, 2002 to 182.37%, compared to 248.78% at December 31, 2001. This decrease primarily was attributable to a $346,000 increase in nonaccrual loans from December 31, 2001 to December 31, 2002. Management believes that allowances for losses existing at December 31, 2002 are sufficient to cover any anticipated or unanticipated losses on loans outstanding in accordance with SFAS No. 5, *Accounting for Contingencies.*

An allocation of the allowance for loan losses in dollars and as a percent of the total allowance is provided in the following tables. Because all of these factors are subject to change, the allocation is not necessarily predictive of future loan losses in the indicated categories.

	ALLOCATION OF ALLOWANCE FOR LOAN LOSSES					
	COMMERCIAL		REAL ESTATE		CONSUMER	
	ALLOWANCE FOR LOAN LOSSES	PERCENTAGE OF LOAN ALLOWANCE	ALLOWANCE FOR LOAN LOSSES	PERCENTAGE OF LOAN ALLOWANCE	ALLOWANCE FOR LOAN LOSSES	PERCENTAGE OF LOAN ALLOWANCE
	(IN THOUSANDS)					
December 31,						
2002	$684	42.67%	$249	15.53%	$670	41.80%
2001	$497	37.48%	268	20.21%	561	42.31%

The following table details information concerning nonaccrual and past due loans, as well as foreclosed assets.

	NONPERFORMING ASSETS	
	DECEMBER 31,	
	2002	2001
	(IN THOUSANDS)	
Nonaccrual loans:		
Commercial	$ —	$ —
Real estate mortgage	677	453
Home equity lines of credit	—	22
Consumer	202	58
Total nonaccrual loans	879	533
Other real estate owned	—	—
Total nonperforming assets	$ 879	$ 533
Loans past due 90 or more days accruing interest	—	—
Allowance for loan losses to nonaccrual loans	182.37%	248.78%
Nonperforming assets to period end loans and other real estate owned	0.74%	0.51%

Total nonperforming assets, which consist of nonaccrual loans and foreclosed properties, net of allowance for other real estate losses, were $879,000 at December 31, 2002, compared to $533,000 at December 31, 2001. At December 31, 2002 and 2001, the Bank had no loans past due more than 90 days that were still accruing interest. The Bank's policy is that whenever a loan reaches 90 days delinquent the loan no longer accrues interest. Included in nonaccrual loans at December 31, 2002 is one loan totaling $368,000 identified by the Bank as impaired under the established accounting guidelines. However, the borrower has contracts to sell the corresponding collateral for amounts that will enable the Bank to recover all outstanding principal and interest due on the loan. At December 31, 2001, no loans had been identified by the Bank as impaired.

Management's Discussion and Analysis *(continued)*

As to the nonaccrual loans at December 31, 2002 and 2001 referred to above, approximately $27,000 and $25,000, respectively, of interest income would have been recognized during the year then ended, if interest thereon had been accrued.

The ratio of nonperforming assets to period end loans and foreclosed properties is also detailed within the table above. This ratio increased to 0.74% at December 31, 2002, compared to 0.51% at December 31, 2001, primarily due to the increase in nonperforming loans discussed above.

The Bank closely monitors loans that are deemed to be potential problem loans. Loans are viewed as potential problem loans when possible credit problems of borrowers or industry trends cause management to have doubts as to the ability of such borrowers to comply with current repayment terms. Those loans are subject to regular management attention, and their status is reviewed on a regular basis. In instances where management determines that a specific allowance should be set, the Bank takes such action as deemed appropriate.

As of December 31, 2002, all loans 60 days or more delinquent, including nonperforming loans, totaled $1.4 million. Additionally, other performing loans totaling $378,000 existed that were current, but had other potential weaknesses that management considers to warrant additional monitoring. All loans in these categories are subject to constant management attention, and their status is reviewed on a regular basis. These loans are generally secured by residential and commercial real estate and equipment with appraised values that exceed the remaining principal balances on such loans.

Liquidity; Asset Management

Liquidity represents the Company's ability to meet present and future obligations through the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments maturing within one year, and investments that are categorized as available-for-sale. The Company's ability to obtain deposits and purchase funds at favorable rates determines its liability liquidity. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity that is sufficient to satisfy its depositor's requirements and meet its customers' credit needs.

	SUMMARY OF LIQUID ASSETS	
	DECEMBER 31,	
	2002	2001
Cash and due from banks	$ 7,535	$ 6,606
Held-to-maturity securities due within one year	5,004	2,000
Available-for-sale securities	41,491	25,422
Total liquid assets	$ 54,030	$ 34,028
Deposits and other liabilities	$161,776	$126,590
Ratio of liquid assets to deposits and other liabilities	33.40%	26.88%

The summary above indicates sufficient liquidity to meet anticipated needs. Alternative sources of liquidity available to the Company include the capacity to borrow additional funds when the need arises. The Bank has an available line of credit with the FHLB for up to 13% of Bank assets, or approximately $23.1 million at December 31, 2002. The borrowing capacity is subject to certain collateral requirements as stipulated in the FHLB borrowing agreement. Additionally, the Bank has borrowing arrangements with the Community Bankers' Bank and Allfirst Bank. At December 31, 2002 the Bank had sufficient collateral pledged to borrow a total of approximately $6.2 million from the FHLB.

Management's Discussion and Analysis *(continued)*

Total cash and cash equivalents were $7.5 million at December 31, 2002, compared to $6.6 million at December 31, 2001. Net cash provided by operating activities was $2.3 million for the year ended December 31, 2002, compared to $2.0 million for the year ended December 31, 2001. This increase primarily resulted from net income growth and other changes in normal operating activities during the periods.

Net cash flows used in investing activities were $18.7 million during the year ended December 31, 2002, compared to $1.6 million during the year ended December 31, 2001. During 2002, deposit growth of $16.3 million and the $16.8 million in cash received in conjunction with the Susquehanna branch deposit acquisition generated more than adequate liquidity to fund net loan originations of $13.1 million during the year. Accordingly, as opposed to 2001 when deposit growth was used to repay FHLB borrowings and liquidity within the investment portfolio was used to fund loan growth, 2002 saw a significant increase in investing activities, including the purchase of investment securities and the funding of the Bank's Bank-Owned Life Insurance (BOLI) product.

Net cash flows provided by financing activities were $17.3 million for the year ended December 31, 2002, compared to $1.1 million for the year ended December 31, 2001. This increase primarily resulted from increases in deposit growth and net borrowings from the FHLB during 2002, compared to 2001 when deposit growth was used to repay FHLB advances outstanding at December 31, 2000. Additionally, the Company only repurchased 5,000 shares of common stock during 2002 at a net cost of $48,000, as compared to 2001 when the Company repurchased 120,000 shares of common stock at a net cost of $938,000.

The Bank occasionally finds it necessary to borrow funds on a short-term basis due to fluctuations in loan and deposit levels. The Bank has several arrangements whereby it may borrow funds overnight and on terms. As discussed above, the Bank currently has borrowing capacity of $6.2 million, with the ability to increase this capacity to $23.1 million by providing additional collateral (mortgage loans and investments) and meeting other guidelines with the FHLB. At December 31, 2002, the Bank had $2.2 million in outstanding FHLB advances, compared to $817,000 at December 31, 2001.

The following table details information concerning the Bank's short-term borrowings for the periods presented.

	SUMMARY OF BORROWED FUNDS	
	DECEMBER 31,	
	2002	2001
	(DOLLARS IN THOUSANDS)	
Monthly average balance of short-term borrowings outstanding during the period	$ 662	$ 637
Weighted-average interest rate on monthly average short-term borrowings	1.89%	6.11%
Maximum month-end balance of short-term borrowings outstanding during the period	$ 4,100	$4,800

Return on Equity and Assets

The following table summarizes ratios considered to be significant indicators of the Bank's profitability and financial condition during the periods indicated.

	RETURN ON EQUITY AND ASSETS	
	YEAR ENDED DECEMBER 31,	
	2002	2001
Return on average assets	1.12%	1.02%
Return on average equity	10.31%	9.08%
Average equity to average asset ratio	10.84%	11.18%

Management's Discussion and Analysis *(continued)*

Critical Accounting Policies and Judgments

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles and to general practices within the banking industry. Our most critical accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. These policies require the use of subjective and complex estimates, assumptions and judgments, which are based on information available as of the date of the financial statements and are important to our reported financial condition and results of operations. Accordingly, as this information changes, our financial statements could reflect different estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

The allowance for loan losses is established and maintained at levels management deems adequate to cover losses inherent in the loan portfolio, based upon our evaluation of the risks in the portfolio and changes in the nature and volume of loan activity. Management determines loan loss estimates by analyzing historical loan losses, current trends in delinquencies and charge-offs, the opinions of our regulators, changes in the size and composition of the loan portfolio and industry data. Additionally, we consider the impact of economic events, the outcome of which is uncertain. While we use the best information available in establishing the allowance, actual economic conditions differing significantly from our assumptions in determining the loan loss valuation allowance may result in future adjustments, or regulators may require adjustments based upon information available to them at the time of their examinations. Although we believe that our allowance for loan losses is adequate and properly recorded in our financial statements, differing economic conditions or alternate methods of estimation could result in materially different amounts of loan losses.

The estimation of fair value is significant to several of our assets, including available-for-sale (AFS) investment securities and real estate owned (REO). AFS securities are recorded at fair value, while REO is generally recorded at the lower of cost or fair value (less estimated selling costs). Fair values can be volatile and may be influenced by a number of factors, including market interest rates, prepayment speeds, discount rates and market conditions, among others. Since these factors can change significantly and rapidly, fair values are difficult to predict and are subject to material changes, which could impact our financial condition.

Impact of Accounting Pronouncements

On December 15, 2002, the Bank adopted the disclosure requirements of Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure and Amendment of FASB Statement No. 123* ("SFAS 148"). This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decision with respect to stock-based compensation. The Bank is currently evaluating whether or not it should adopt the fair value recognition provisions of SFAS No. 148.

Management's Discussion and Analysis *(continued)*

Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of the filing date of this quarterly report. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Effects of Inflation

The Company believes that its net interest income and results of operations have not been significantly affected by inflation during the years ended December 31, 2002 and 2001.

Consolidated Statements of Financial Condition

December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash (including interest—earning deposits of approximately $2,532,000 and $4,890,000, respectively)	$ 7,534,900	$ 6,605,900
Investment securities:		
Held to maturity (fair value of $5,069,500 and $2,007,500, respectively)	5,003,800	1,999,700
Available for sale (amortized cost of $40,546,900 and $25,175,200, respectively)	41,490,900	25,422,300
Federal Home Loan Bank stock, at cost	542,700	510,500
Federal Reserve Bank stock, at cost	124,800	124,800
Community Bankers' Bank stock, at cost	21,100	—
Loans receivable, net	116,809,800	104,095,800
Premises and equipment, net	3,472,200	2,778,500
Accrued interest receivable	1,016,900	981,400
Bank-Owned Life Insurance, cash surrender value	3,000,000	—
Prepaid expenses and other assets	976,200	332,300
	$179,993,300	$142,851,200
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Interest bearing	$143,220,500	$112,509,400
Noninterest bearing	15,768,800	12,804,300
Advances from Federal Home Loan Bank	2,150,000	816,700
Advance payments by borrowers for taxes and insurance	147,200	198,400
Accrued interest payable	64,700	27,000
Accrued expenses and other liabilities	424,600	234,600
Total liabilities	161,775,800	126,590,400
Stockholders' equity		
Preferred stock, par value $1 per share, 500,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $.33 per share, 5,000,000 shares authorized; 1,695,817 and 1,697,667 shares issued and outstanding, respectively	559,600	560,200
Additional capital	2,654,500	2,677,200
Retained earnings, substantially restricted	14,394,200	12,859,600
Accumulated other comprehensive income	609,200	163,800
Total stockholders' equity	18,217,500	16,260,800
	$179,993,300	$142,851,200

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Years Ended December 31, 2002 and 2001

	2002	2001
Interest and dividend income		
Loans	$7,754,700	$7,881,700
Investments		
Taxable interest	1,394,600	1,755,200
Tax-exempt interest	125,700	146,500
Dividends	131,100	133,900
Total interest and dividend income	9,406,100	9,917,300
Interest expense		
Deposits	3,660,800	4,841,800
FHLB advances	55,500	87,300
Total interest expense	3,716,300	4,929,100
Net interest income	5,689,800	4,988,200
Provision for loan losses	335,300	310,000
Net interest income after provision for loan losses	5,354,500	4,678,200
Noninterest income		
Deposit account fees	1,044,700	872,600
Loan fees	123,200	142,300
Commissions on investment brokerage sales	54,400	68,500
Gains on sales/donations of securities	21,700	23,200
Gains on sale of real estate	12,800	50,000
Other	117,700	94,600
Total noninterest income	1,374,500	1,251,200
Noninterest expense		
Compensation and employee benefits	1,891,400	1,848,500
Occupancy and equipment	1,122,400	970,300
Data processing	475,900	455,700
Advertising	109,500	62,400
Federal insurance premium	23,100	22,600
Other	533,100	522,600
Total noninterest expense	4,155,400	3,882,100
Income before income taxes	2,573,600	2,047,300
Income taxes	801,800	616,400
Net income	$1,771,800	$1,430,900
Cash Dividends Declared Per Share	$ 0.14	$ 0.12
Earnings Per Common Share:		
Basic	$ 1.05	$ 0.82
Diluted	$ 1.04	$ 0.82

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Stockholders' Equity

Years Ended December 31, 2002 and 2001

	NUMBER OF SHARES	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
Balance, December 31, 2000	1,815,212	$599,000	$3,556,500	$11,640,700	$(360,700)	$15,435,500
Common stock cash dividends declared	—	—	—	(212,000)	—	(212,000)
Proceeds from exercise of stock options	2,500	825	18,925	—	—	19,750
Repurchase of common stock	(120,045)	(39,625)	(898,225)	—	—	(937,850)
Comprehensive income	—	—	—	1,430,900	524,500	1,955,400
Balance, December 31, 2001	1,697,667	560,200	2,677,200	12,859,600	163,800	16,260,800
Common stock cash dividends declared	—	—	—	(237,200)	—	(237,200)
Exercise of stock options	3,150	1,000	24,000	—	—	25,000
Repurchase of common stock	(5,000)	(1,600)	(46,700)	—	—	(48,300)
Comprehensive income	—	—	—	1,771,800	445,400	2,217,200
Balance, December 31, 2002	1,695,817	$559,600	$2,654,500	$14,394,200	$ 609,200	$18,217,500

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 1,771,800	$ 1,430,900
Adjustments to reconcile to net cash provided by operating activities:		
Provision for loan losses	335,300	310,000
Depreciation and amortization	347,100	324,600
Amortization of premium and accretion of discount on securities, net	62,800	(192,300)
Gain on sale of investment securities	(4,900)	(23,200)
Loss on disposal of fixed assets	9,500	7,700
Gain on sale of repossessed assets	(11,700)	(45,200)
(Gain) loss on noncash donation	9,400	(5,000)
Changes in:		
Deferred loan fees	(65,100)	4,100
Other assets	(314,700)	170,200
Other liabilities	141,500	26,700
Net cash provided by operating activities	2,281,000	2,008,500
Cash flows from investing activities		
Purchase of available-for-sale securities	(22,657,800)	(10,669,000)
Proceeds from maturities, sales and calls of available-for-sale securities	7,198,300	11,884,600
Purchase of held-to-maturity securities	(6,982,400)	(4,178,300)
Proceeds from maturities, prepayments and calls of held-to-maturity securities	4,000,000	14,698,000
Purchase of Federal Home Loan Bank stock	(32,200)	(18,700)
Purchase of Community Bankers' Bank stock	(21,100)	—
Loan originations, net of repayments	(13,050,200)	(13,384,400)
Purchase of Bank-Owned Life Insurance	(3,000,000)	—
Purchase of premises and equipment	(1,047,600)	(260,900)
Net cash received from branch acquisition	16,771,000	—
Proceeds from sale of real estate owned, net of costs	127,600	374,400
Net cash used by investing activities	(18,694,400)	(1,554,300)
Cash flows from financing activities		
Net increase in demand deposits	15,011,300	8,663,900
Net increase in time deposits	1,258,300	759,600
Proceeds from FHLB advances	12,300,000	8,316,700
Repayments of FHLB advances	(10,966,700)	(15,554,700)
Repurchase of common stock	(48,300)	(937,850)
Proceeds from exercise of stock options	25,000	19,750
Payment of dividends on common stock	(237,200)	(212,000)
Net cash provided by financing activities	17,342,400	1,055,400
Increase in cash and cash equivalents	929,000	1,509,600
Cash and cash equivalents, beginning of period	6,605,900	5,096,300
Cash and cash equivalents, end of period	$ 7,534,900	$ 6,605,900
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$ 3,678,600	$ 4,980,300
Cash paid during the period for income taxes	$ 965,000	$ 515,000
Supplemental schedule of non-cash investing and financing activities		
Transfers from loans to real estate acquired through foreclosure	$ 116,000	$ 319,200

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001 (continued)

NOTE 1

ORGANIZATION AND BUSINESS

Shore Financial Corporation (the "Company") is a Virginia corporation organized in September 1997 by Shore Bank (the "Bank") for the purpose of becoming a unitary holding company of the Bank. The Company became a unitary holding company of the Bank on March 16, 1998. The business and management of the Company consists of the business and management of the Bank. The Bank became a Virginia chartered, Federal Reserve member, commercial bank on March 31, 1998. Previously, the Bank was a federally chartered savings bank. The Company and the Bank are headquartered on the Eastern Shore in Onley, Virginia.

The Company's assets primarily consist of approximately $3.8 million in cash and investments and its investment in the Bank. Currently, the Company does not participate in any other activities outside of controlling the Bank. The Bank provides a full range of banking services to individual and corporate customers through its seven banking offices located on the Eastern Shore of Virginia and Maryland, including the counties of Accomack and Northampton, Virginia, and the Salisbury/Wicomico County area in Maryland. The Bank's, and subsequently the Company's, common stock became publicly traded in August 1997, upon completing its subscription rights and initial public offerings, which included the sale of 431,250 shares of common stock.

Shore Investments, Inc., a subsidiary of the Bank, engages in financial activities supporting the Bank's operations. These activities include, but are not limited to, the selling of investment and insurance products. The Bank's subsidiary is invested in a title insurance agency and an investment company while the Company is invested in a trust company, all of which provide services to banking customers.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, the Bank and Shore Investments, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate owned.

Advertising

The Company expenses advertising costs as they are incurred.

Investment Securities

Investments in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investments in debt and equity securities classified as trading, if any, are stated at fair

Notes to Consolidated Financial Statements
December 31, 2002 and 2001 (continued)

value. Unrealized holding gains and losses for trading securities are included in the statement of income. The Company had no such securities during the periods reported in the financial statements. All other investment securities with readily determinable fair values are classified as available-for-sale. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported, net of tax effect, in other comprehensive income until realized.

Investments in Federal Home Loan Bank, Federal Reserve Bank and Community Bankers' Bank stock are stated at cost, as these securities are restricted and do not have readily determinable fair values.

Gains and losses on the sale of securities are determined using the specific identification method. Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost, if any, are included in earnings as realized losses.

Loans Receivable

Loans receivable consist of real estate loans secured by first deeds of trust on single-family residences, other residential property, commercial property and land located primarily in an area known as the Eastern Shore of Virginia and Maryland, as well as secured and unsecured consumer and commercial loans.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The Bank places loans on nonaccrual status after being delinquent greater than 90 days, or earlier, if the loans have developed inherent problems prior to being 90 days delinquent that indicate payments of principal or interest will not be made in full. Whenever the accrual of interest is stopped, a specific allowance is established through a charge to income for previously accrued but uncollected interest income. Thereafter, interest is recognized only as cash is received until the loan is brought current.

Valuation allowances for estimated losses on loans are provided on a specific and nonspecific basis. Specific allowances are provided when an identified significant decline in value of a loan occurs. The nonspecific valuation allowance incorporates a number of factors including historical loss experience, economic conditions, prevailing market conditions, management's assessment of credit risk considering loan classification categories and management's judgment. This nonspecific allowance has been established to provide reserves for estimated inherent losses resulting from lending activities. In the opinion of management, the present allowance is adequate to absorb reasonably foreseeable loan losses. Additions to the allowance are reflected in current operations. Charge-offs to the allowance are made when the loan is considered uncollectible or is transferred to real estate acquired in settlement of loans.

A loan is considered impaired when it is probable that the Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. A performing loan may be considered impaired. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's original effective interest rate. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under home equity lines of credit, overdraft protection arrangements, commercial lines of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that restrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Real Estate Owned

Real estate acquired through foreclosure is initially recorded at the lower of fair value or the loan balance at date of foreclosure. Subsequently, property that is held for resale is carried at the lower of cost or fair value minus estimated selling costs. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

Management periodically performs valuations, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated selling costs.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the respective assets. Estimated useful lives are as follows:

Buildings	25 to 40 years
Furniture and equipment	5 to 15 years
Automobiles	5 years

Income Taxes

Deferred income taxes payable represent the cumulative tax effect from temporary differences in the recognition of taxable or deductible amounts for income tax and financial reporting purposes.

Prior to July 1, 1996, in computing federal income taxes, savings banks that met certain definitional tests and other conditions prescribed by the Internal Revenue Code were allowed, within limitations, to deduct from taxable income an allowance for bad debts based on actual loss experience, a percentage of taxable income before such deduction or an amount based on a percentage of eligible loans. The applicable percentage of taxable income used for the bad debt deduction was 8%. Effective July 1, 1996, the percentage of taxable income method and the percentage of eligible loans method for determining the bad debt deduction are no longer available. At December 31, 2002, the cumulative bad debt reserve, upon which no taxes have been paid on tax returns, was approximately $1.2 million.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001 (continued)

Of this amount, $783,000 represents that portion of the cumulative bad debt reserve for which financial statement income taxes have not been provided, in accordance with FASB Statement No. 109, *Accounting for Income Taxes.*

The Small Business Job Protection Act of 1996 (the "Act") repealed the percentage of taxable income method of computing bad debt reserves, and required the recapture into taxable income of "excess reserves," on a taxable basis over six years. Excess reserves are defined in general, as the excess of the balance of the tax bad debt reserve (using the percentage of taxable income method) as of the close of the last tax year beginning before January 1, 1996 over the balance of the reserve as of the close of the last tax year beginning before January 1, 1988. For the Bank, the applicable tax years for measuring excess reserves were June 30, 1996 and June 30, 1988, respectively. As a result of the Act, the Bank is recapturing into taxable income, for tax return purposes only, approximately $497,000 ratably over six years.

Earnings Per Common Share

Basic Earnings Per Share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Segment Reporting

Public business enterprises are required to report information about operating segments in annual financial statements, and selected information about operating segments in financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available, and evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Derivative Instruments and Hedging Transactions

Effective January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, in accounting for derivative and hedging activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The Company did not hold derivatives during the periods reported on in the consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

Cash and Cash Equivalents

Cash equivalents include currency, balances due from banks, interest-earning deposits with maturities of ninety days or less and federal funds sold.

The Company is required to maintain reserves with the Federal Reserve Bank. The aggregate daily average reserves for the final reporting period in the years ended December 31, 2002 and 2001 were $25,000 and $25,000, respectively.

Stock Compensation Plans

Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plans have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of the net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. The pro forma disclosures are indicated below:

		YEARS ENDED DECEMBER 31,	
		2002	2001
Net income	As reported	$1,771,800	$1,430,900
	Pro forma	1,731,500	1,349,300
Earnings per share—basic	As reported	1.05	0.82
	Pro forma	1.02	0.78
Earnings per share—diluted	As reported	1.04	0.82
	Pro forma	1.01	0.78

Accounting Changes

The Company adopted Statement of Financial Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS 142, acquired intangible assets are separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanges, and amortized over their useful life. Branch acquisition transactions were outside the scope of SFAS 142 and, accordingly, intangible assets related to such transactions continued to amortize upon the adoption of SFAS 142.

In August 2001, the Financial Accounting Standards Board (FSAB) issued Statement No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 is effective for financial statements issued for the fiscal years beginning after December 15, 2001. The statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement specifies criteria for classifying assets as held for sale. Among other things, those criteria specify that (a) the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and (b) the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, within one year,

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

with certain exceptions. If an asset classified as held for sale is reclassified as held and used, the reclassified asset is measured at the lower of its (a) carrying value before being classified as held for sale, adjusted for any depreciation (amortization expense) that would have been recognized had the asset been continuously classified as held and used, or (b) fair value at the date the asset is reclassified as held and used. Effective January 1, 2002, the Company adopted SFAS 144. The adoption of this Statement did not have a material effect on the consolidated financial condition and results of operation.

On October 31, 2002, the Company adopted Statement of Financial Standards No. 147, *Acquisitions of Certain Financial Institutions* ("SFAS 147"). This Statement amends (except for transactions between two or more mutual enterprises) previous interpretive guidance on the application of the purchase method of accounting to acquisitions of financial institutions, and requires the application of SFAS 141, *Business Combinations*, and SFAS 142 to branch acquisitions if such transactions meet the definition of a business combination. This Statement amends SFAS 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, to include in its scope core deposit intangibles of financial institutions. Accordingly, such intangibles are subject to a recoverability test based on undiscounted cash flows, and to the impairment recognition and measurement provisions that are required for other long-lived assets that are held and used.

On December 15, 2002, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure and Amendment of FASB Statement No. 123* ("SFAS 148"). This Statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decision with respect to stock-based compensation. The Company is currently evaluating whether or not it should adopt the fair value recognition provisions of SFAS 148.

On December 31, 2001, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 01-6, *Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others*, to reconcile and conform the accounting and financial reporting provisions established by various AICPA industry audit guides. This Statement is effective for annual and interim financial statements issued for fiscal years beginning after December 15, 2002, and did not have a material impact on the Bank's consolidated financial statements.

Subsequent Accounting Changes

In June 2002, the FASB issued Statement of Financial Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which requires recognition of a liability, when incurred, for a cost associated with an exit or disposal activity. The liability shall be recognized at fair value. The provisions of the Statement are effective for exit or disposal activities initiated after December 31, 2002. Management does not anticipate that the adoption of this Statement will have a material impact on the consolidated financial statements in the foreseeable future.

Reclassifications

Certain reclassifications of the prior year information have been made to conform to the December 31, 2002 presentation.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

NOTE 3

INVESTMENT SECURITIES

A summary of the amortized cost and estimated fair values of investment securities is as follows:

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
December 31, 2002				
Held to Maturity				
United States government and agency obligations	$ 5,003,800	$ 65,700	$ —	$ 5,069,500
Available for Sale				
Debt securities:				
United States government and agency obligations	23,921,800	524,600	(200)	24,446,200
Tax-exempt municipal bonds	2,774,300	106,400	—	2,880,700
Corporate bonds	5,557,800	325,500	—	5,883,300
Mortgage-backed securities	3,001,500	12,200	(700)	3,013,000
Adjustable Rate Mortgage Fund	1,519,900	800	—	1,520,700
Adjustable Rate Commercial Loan Fund	422,300	—	(87,800)	334,500
Total debt securities	37,197,600	969,500	(88,700)	38,078,400
Marketable equity securities:				
Federal Home Loan Mortgage Corporation common stock	232,400	15,600	—	248,000
Citigroup preferred stock	1,032,900	—	(35,900)	997,000
MBNA preferred stock	580,200	—	(55,900)	524,300
Consolidated Edison preferred stock	543,000	—	(69,000)	474,000
Commonwealth Bankshares trust preferred stock	400,000	160,000	—	560,000
Other equity securities	560,800	53,700	(5,300)	609,200
Total marketable equity securities	3,349,300	229,300	(166,100)	3,412,500
	40,546,900	1,198,800	(254,800)	41,490,900
Other Investment Securities:				
Federal Home Loan Bank Stock	542,700	—	—	542,700
Federal Reserve Bank Stock	124,800	—	—	124,800
Community Bankers' Bank	21,100	—	—	21,100
	688,600	—	—	688,600
	$46,239,300	$1,264,500	$(254,800)	$47,249,000

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
December 31, 2001				
Held to Maturity				
United States government and agency obligations	$ 1,999,700	$ 7,800	$ —	$ 2,007,500
Available for Sale				
Debt securities:				
United States government and agency obligations	10,048,700	286,300	—	10,335,000
Tax-exempt municipal bonds	3,482,800	64,300	—	3,547,100
Corporate bonds	6,575,900	116,300	(18,700)	6,673,500
Adjustable Rate Mortgage Fund	1,477,100	—	(800)	1,476,300
Adjustable Rate Commercial Loan Fund	406,600	—	(62,600)	344,000
Total debt securities	21,991,100	466,900	(82,100)	22,375,900
Marketable equity securities:				
Federal Home Loan Mortgage Corporation common stock	232,400	42,300	—	274,700
Citigroup preferred stock	1,032,900	—	(60,400)	972,500
MBNA preferred stock	580,200	—	(78,400)	501,800
Consolidated Edison preferred stock	543,000	—	(83,700)	459,300
Commonwealth Bankshares trust preferred stock	400,000	16,000	—	416,000
Other equity securities	395,600	40,400	(13,900)	422,100
Total marketable equity securities	3,184,100	98,700	(236,400)	3,046,400
	25,175,200	565,600	(318,500)	25,422,300
Other Investment Securities:				
Federal Home Loan Bank Stock	510,500	—	—	510,500
Federal Reserve Bank Stock	124,800	—	—	124,800
	635,300	—	—	635,300
	$27,810,200	$573,400	$(318,500)	$28,065,100

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

The amortized cost and estimated fair value of debt securities at December 31, 2002 by contractual maturity, are shown below:

	AMORTIZED COST	ESTIMATED FAIR VALUE
Held to Maturity		
Due in one year or less	$ 5,003,800	$ 5,069,500
Due after one year through five years	—	—
Due after five years through ten years	—	—
Due after ten years	—	—
Mortgage-backed securities	—	—
	5,003,800	5,069,500
Available for Sale		
Due in one year or less	5,006,700	5,097,300
Due after one year through five years	26,242,200	27,018,900
Due after five years through ten years	2,011,700	2,100,000
Due after ten years	1,994,800	2,007,000
Adjustable Rate Mortgage Fund	1,519,900	1,520,700
Adjustable Rate Commercial Loan Fund	422,300	334,500
	37,197,600	38,078,400
	$42,201,400	$43,147,900

At December 31, 2002 and 2001, investment securities with a carrying value of approximately $1.0 million were pledged as collateral for public deposits.

For the years ended December 31, 2002 and 2001, proceeds from the sales of securities available for sale amounted to $4.1 million and $62,000, respectively. Gross realized gains amounted to $188,000 and $23,000, respectively, while gross realized losses were $166,000 during 2002 and $0 during 2001. The tax provision applicable to these net realized gains and losses amounted to $7,000 and $8,000, respectively.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

NOTE 4

LOANS RECEIVABLE

Loans receivable are summarized below:

	DECEMBER 31,	
	2002	2001
Real Estate Loans:		
Coventional mortgage:		
Secured by one-to-four family residences	$ 53,707,800	$ 52,649,700
Commercial mortgages	28,840,500	26,366,000
Land	12,930,800	7,751,500
Short-term construction	4,464,700	2,616,800
Home equity lines of credit	12,904,900	8,911,900
Consumer loans	2,720,200	3,933,000
Commercial loans:		
Secured	2,123,600	2,180,900
Unsecured	2,796,500	2,440,100
Total loans	120,489,000	106,849,900
Less:		
Loans in process	2,280,500	1,567,600
Deferred loan fees (costs), net	(204,500)	(139,400)
Allowance for loan losses	1,603,200	1,325,900
	$116,809,800	$104,095,800

The allowance for loan losses is summarized below:

	YEARS ENDED DECEMBER 31,	
	2002	2001
Balance at beginning of period	$ 1,325,900	$ 1,336,000
Provision charged to expense	335,300	310,000
Recoveries (losses) charged to the allowance, net	(58,000)	(320,100)
Balance at end of the period	$ 1,603,200	$ 1,325,900

Impaired loans were $368,000 and $0 at December 31, 2002 and 2001, respectively. The impaired loan at December 31, 2002 is with one borrower who currently has contracts to sell the corresponding collateral for amounts that will enable the Bank to recover all outstanding principal and interest due on the loan. Accordingly, no specific allowances were provided with respect to impaired loans at December 31, 2002. For the years ended December 31, 2002 and 2001, the average recorded investment in impaired loans was $31,000 and $67,000, respectively, and interest income recognized on impaired loans, all on the cash basis, was $0 in both periods. No additional funds are committed to be advanced in connection with impaired loans. At December 31, 2002, nonaccrual loans were $879,000 and no loans existed that are past due 90 days or more and still accruing interest.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

NOTE 5

PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	DECEMBER 31,	
	2002	2001
Land	$ 714,500	$ 448,600
Buildings	2,752,100	2,341,800
Furniture and fixtures	1,663,600	1,472,900
Computer equipment	508,500	644,900
Automobiles	84,800	82,400
	5,723,500	4,990,600
Less—accumulated depreciation	(2,251,300)	(2,212,100)
	$ 3,472,200	$ 2,778,500

Depreciation expense for the years ended December 31, 2002 and 2001 amounted to $344,400 and $318,100, respectively.

NOTE 6

DEPOSITS

Deposits accounts are summarized below:

	DECEMBER 31,	
	2002	2001
Demand deposits:		
Noninterest-bearing	$ 15,768,800	$ 12,804,300
Interest-bearing:		
Savings accounts	17,828,800	12,979,500
Checking accounts	19,089,600	16,824,300
Money market deposit accounts	16,710,200	8,943,000
Total interest-bearing	53,628,600	38,746,800
Total demand deposits	69,397,400	51,551,100
Time deposits	89,591,900	73,762,600
	$158,989,300	$125,313,700

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $17.1 million and $11.3 million at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

Time deposits outstanding at December 31, 2002 mature as follows:

Within one year	$54,787,000
One to two years	8,253,000
Two to three years	8,947,000
Three to four years	3,902,000
Four to five years	10,807,000
Thereafter	2,895,900
	$ 89,591,900

NOTE 7

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank's financial instruments as of December 31, 2002 and 2001 are as follows:

(IN THOUSANDS)	CARRYING AMOUNT	FAIR VALUE
December 31, 2002		
Financial assets		
Cash and cash equivalents	$ 7,535	$ 7,535
Securities	$ 47,183	$ 47,249
Loans, net of allowance for loan losses	$116,810	$118,036
Accrued interest receivable	$ 1,017	$ 1,017
Financial liabilities		
Deposits	$158,989	$159,862
Advances from Federal Home Loan Bank	$ 2,150	$ 2,160
Accrued interest payable	$ 65	$ 65
Unrecognized financial instruments		
Commitments to extend credit	N/A	N/A
December 31, 2001		
Financial assets		
Cash and cash equivalents	$ 6,606	$ 6,606
Securities	$ 28,057	$ 28,065
Loans, net of allowance for loan losses	$104,096	$105,989
Accrued interest receivable	$ 981	$ 981
Financial liabilities		
Deposits	$125,314	$126,536
Advances from Federal Home Loan Bank	$ 817	$ 810
Accrued interest payable	$ 27	$ 27
Unrecognized financial instruments		
Commitments to extend credit	N/A	N/A

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents

For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. For restricted securities without readily determinable values, the carrying amount is considered a reasonable estimate of fair value.

Loan receivables

The fair value of loans is estimated by discounting future cash flows, using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans, such as the borrower's creditworthiness and compensating balances, and dissimilar types of real estate held as collateral.

Deposit liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the balance sheet date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued interest receivable and payable

The carrying amounts of accrued interest receivable and payable approximate their fair values.

Advances from Federal Home Loan Bank

The carrying value of advances from the Federal Home Loan Bank due within ninety days from the balance sheet date approximates fair value. For those borrowings that mature beyond ninety days, the fair value of the borrowing is estimated by discounting future cash flows, using the current rates at which similar borrowings would be obtained from the Federal Home Loan Bank with similar remaining maturities.

Commitments to extend credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrowers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the competitive nature of the marketplace, loan fees vary greatly with no fees charged in many cases. Therefore, management has concluded no value should be assigned.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

NOTE 8

ADVANCES FROM FEDERAL HOME LOAN BANK

Borrowings ("advances") from the Federal Home Loan Bank ("FHLB") are scheduled to mature as follows:

	DECEMBER 31,	
	2002	2001
Within one year	$1,400,000	$ —
One to two years	—	—
More than two years	750,000	816,700
	$2,150,000	$816,700

Information regarding FHLB advances is summarized below:

	YEARS ENDED DECEMBER 31,	
	2002	2001
Monthly average balance of borrowings outstanding	$1,445,000	$1,527,000
Maximum month-end balance of borrowings outstanding	$4,883,000	$5,737,000

The weighted average interest rate on advances was 3.81% and 5.70% for the years ended December 31, 2002 and 2001, respectively. These advances are collateralized by the Bank's investment in FHLB stock, qualifying real estate loans with a principal balance of approximately $295,800, and government agency securities with a fair market value of approximately $6.1 million held under a specific collateral agreement. As a member of the FHLB, the Bank has total borrowing capacity of $23.1 million.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

NOTE 9

OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expense consists of the following:

	YEARS ENDED DECEMBER 31,	
	2002	2001
Other noninterest income		
Credit life commissions	$ 11,400	$ 17,000
Income from real estate held for investment	15,200	12,200
Safe deposit box rental	19,200	16,600
Gain on sale of fixed assets	8,100	—
Gain on sale of real estate owned	12,800	—
Miscellaneous fees and commissions	51,000	48,800
	$117,700	$ 94,600
Other noninterest expense		
Education and seminars	$ 29,700	$ 17,600
Personnel costs	54,400	59,600
Travel	16,600	14,400
Courier cost	21,700	24,500
Legal and professional fees	138,600	143,400
Supervisory fees	36,000	33,000
Loan costs	46,500	44,300
ATM fees	48,500	39,400
Insurance	34,400	29,700
Bank service charges	53,500	52,300
Deposit account write-offs	39,200	37,000
REO property expense	7,900	13,700
Loss on sale of fixed assets	—	7,700
Miscellaneous	6,100	6,000
	$533,100	$522,600

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

NOTE 10

INCOME TAXES

The provision for income taxes is summarized below:

	YEARS ENDED DECEMBER 31,	
	2002	2001
Current		
Federal	$866,200	$608,400
State	9,000	10,000
	875,200	618,400
Deferred		
Federal	(73,400)	(2,000)
State	—	—
	(73,400)	(2,000)
Total		
Federal	792,800	606,400
State	9,000	10,000
	$801,800	$616,400

	DECEMBER 31,	
	2002	2001
Deferred tax asset		
Bad debts and other provisions	$517,000	$395,000
Total deferred tax asset	517,000	395,000
Deferred tax liability		
FHLB stock	70,000	70,000
Depreciation	219,800	165,100
Unrealized gain on securities available for sale	321,000	84,100
Other	4,800	10,900
Total deferred tax liability	615,600	330,100
Net deferred tax asset (liability)	$ (98,600)	$ 64,900

The differences between expected federal and state income tax expense at statutory rates to actual income tax expense are summarized as follows:

	YEARS ENDED DECEMBER 31,	
	2002	2001
Federal income tax expense—at statutory rate	$875,000	$696,000
Tax effect of:		
Tax exempt interest income	(47,000)	(48,400)
Dividends received deduction	(32,400)	(31,900)
Other, net	6,200	700
	$801,800	$616,400

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

NOTE 11

STOCKHOLDERS' EQUITY

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiary must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Company and the Bank's actual capital amounts and ratios are presented in the table.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
(DOLLARS IN THOUSANDS)	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
As of December 31, 2002:						
Total Capital (to Risk-Weighted Assets):						
Consolidated	$18,291	16.24%	$9,011	8.00%	$N/A	N/A
Shore Bank	14,317	13.13%	8,723	8.00%	10,904	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Consolidated	$16,917	15.02%	$4,506	4.00%	$N/A	N/A
Shore Bank	12,943	11.87%	4,362	4.00%	6,543	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$16,917	10.04%	$6,741	4.00%	$N/A	N/A
Shore Bank	12,943	7.87%	6,581	4.00%	8,226	5.00%
As of December 31, 2001:						
Total Capital (to Risk-Weighted Assets):						
Consolidated	$16,261	16.00%	$8,131	8.00%	$N/A	N/A
Shore Bank	12,623	12.82%	7,879	8.00%	9,849	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Consolidated	$16,588	16.32%	$4,066	4.00%	$N/A	N/A
Shore Bank	12,259	12.45%	3,939	4.00%	5,909	6.00%
Tier 1 Capital (to Average Assets):						
Consolidated	$16,588	11.77%	$5,300	4.00%	$N/A	N/A
Shore Bank	12,259	8.81%	5,232	4.00%	6,540	5.00%

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the retained earnings (as defined) for the Bank for the current and past two years, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

At December 31, 2002, the Bank's retained earnings available for the payment of dividends was $2.3 million. Accordingly, $11.9 million of the Company's equity in the net assets of the Bank was restricted at December 31, 2002. Funds available for loans or advances by the Bank to the Company amounted to $400,000.

During February and May of 2002, the Company paid quarterly dividends of $0.03 per share, while during August and November of 2002, the Company paid quarterly dividends of $0.04 per share. During March of 2001, the Company paid an annual cash dividend of $0.09 per share, and during November of 2001, the Company paid a $0.03 per share quarterly cash dividend. On January 14, 2003, the Company declared a $0.05 per share quarterly cash dividend paid on February 1, 2003 to shareholders of record on January 15, 2003.

During the year December 31, 2001, the Company completed its repurchase of approximately 90,000 shares of common stock under the stock repurchase plan approved during November 2000. The average price of the 90,000 shares purchased under the November plan was $7.29 per share. During June 2001, the Company approved the repurchase of 85,000 additional shares of common stock on the open market. Under this plan, the Company has repurchased 54,700 shares of common stock at an average price of $9.03 per share, of which 5,000 shares were repurchased during 2002 at $9.61 per share.

During October 2001, the Company's Board of Directors approved a Dividend Reinvestment Plan ("DRIP Plan") whereby shareholders may elect to have cash dividends paid by the Company reinvested in its common stock, subject to certain limitations. Shareholders may also make optional cash payments to purchase additional shares of the Company's common stock. The DRIP Plan document details the plan and was sent to each shareholder during November 2001.

NOTE 12

EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Bank's Profit Sharing Plan Trust (the "Plan") provides for retirement, death and disability benefits. An employee becomes eligible for participation after completion of ninety days of service, and becomes a member of the Plan on the first day of the month following qualification. However, an employee must be employed on the last day of the year to be eligible for profit sharing under the Plan.

Employees may elect to defer 2%-10% of their compensation, with the Bank making matching contributions equal to 100% of the first 3% of compensation deferred, and 50% of the next 3%. Matching contributions made by the Bank under the Plan totaled approximately $54,200 and $42,200 for the years ended December 31, 2002 and 2001, respectively. The Bank may also elect to make discretionary contributions to the Plan; accordingly, $70,000 and $58,000 of such contributions were made during the years ended December 31, 2002 and 2001, respectively.

Stock Option Plans

The Company's 1992 Stock Option Plan and the 2001 Stock Incentive Plan ("stock incentive plans") are designed to attract and retain qualified personnel in key positions, provide employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company and the Bank and reward employees for

Notes to Consolidated Financial Statements
December 31, 2002 and 2001 (continued)

outstanding performance and the attainment of targeted goals. The stock incentive plans provide for the grant of incentive stock options intended to comply with the requirements of Section 422 of the Internal Revenue Code of 1986 ("incentive stock options"), as well as non-qualified stock options.

The Shore Financial Corporation 2001 Stock Incentive Plan (the "2001 Plan"), approved by the Company's shareholders on April 17, 2001, provides up to 270,000 shares of common stock for granting restricted stock awards and stock options in the form of incentive stock options and non-statuatory stock options to employees of the Company. The 2001 Stock Incentive Plan also provides for the granting of restricted stock awards. The 2001 Plan expires on April 16, 2011.

The stock incentive plans are administered by a committee formed by the Company's Board of Directors, each member of which is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934. Unless sooner terminated, each of the stock incentive plans is in effect for a period of ten years from the date of adoption by the Board of Directors.

Under the stock incentive plans, the committee determines which employees will be granted options, whether such options will be incentive or nonqualified options, the number of shares subject to each option, whether such options may be exercised by delivering other shares of common stock and when such options become exercisable. In general, the per share exercise price of an incentive stock option shall be at least equal to the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a non-qualified stock option shall be not less than 50% of the fair market value of a share of common stock on the date the option is granted.

Stock options shall become vested and exercisable in the manner specified by the committee. In general, each stock option or portion thereof shall be exercisable at any time on or after it vests and is exercisable until 10 years after its date of grant. Stock options are nontransferable except by will or the laws of descent and distribution.

The committee also determines which employees will be awarded restricted stock and the number of shares to be awarded. The value of the restricted stock is to be at least equal to the fair market value of the common stock on the date the stock is granted. No shares of restricted stock have been awarded.

During the year ended December 31, 2001, the Company granted 8,200 nonqualified stock options under the 1992 plan at an average exercise price of $7.22. During the year ended December 31, 2002 and 2001, the Company granted 13,000 and 15,500 incentive stock options under the 2001 plan at an average exercise price of $9.62 and $8.00, respectively, and granted 5,650 nonqualified stock options under the 2001 plan at an average exercise price of $9.62.

The following table represents options outstanding under the Stock Option Plan:

	YEARS ENDED DECEMBER 31,			
	2002		2001	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding—beginning of year	60,250	$8.39	39,500	$8.74
Granted	18,650	9.62	23,700	7.73
Exercised	3,150	7.95	2,500	7.90
Forfeited	2,200	8.23	450	7.22
Outstanding—end of year	73,550	$8.72	60,250	$8.39
Exercisable—end of year	73,550	$8.72	60,250	$8.39
Weighted average fair value of options granted		$2.16		$3.51

Notes to Consolidated Financial Statements
December 31, 2002 and 2001 (continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	YEARS ENDED DECEMBER 31,	
	2002	2001
Dividend yield	1.50%	1.50%
Expected life	5.9	5.7
Expected volatility	22.56%	51.00%
Risk-free interest rate	3.22%	4.42%

Other information pertaining to options outstanding at December 31, 2002 is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$7.22—$10.00	73,550	5.97	$8.72	73,550	$8.72
Outstanding at end of year	73,550			73,550	

NOTE 13

RELATED PARTY TRANSACTIONS

In the normal course of business, the Bank makes loans to directors, officers and other related parties. Loans to employees are made on substantially the same terms as those prevailing at the time for comparable transactions with other borrowers, except that the interest rate is reduced by a stated amount for primary residence loans, as long as such person remains employed by the Bank. A summary of related party loan activity for the periods indicated is as follows:

Balance, December 31, 2001	$ 2,634,000
Originations	1,162,000
Repayments	(1,927,000)
Balance, December 31, 2002	$ 1,869,000

The Bank has a lease agreement with the Bank's former Chairman of the Board of Directors to lease a lot at Four Corners Plaza, Onley, Virginia, for $1,750 per month for twelve years with four five-year renewals. Each renewal will be at the option of the Bank and the leases will be based on the previous lease rate, after being adjusted for changes in the consumer price index.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

NOTE 14

COMMITMENTS AND CONTINGENCIES AND OTHER RELATED PARTY TRANSACTIONS

Through January 2003, the Bank had a lease agreement with a Maryland general partnership, of which a related party is a general partner, providing for the use of commercial office space to facilitate the Bank's downtown Salisbury, Maryland branch location. The lease term began in September 1997 and was renewed during August 2002. The agreement originally provided for three five-year renewal periods at the Bank's option and monthly lease amounts during the lease term were $2,250. However, during the third quarter of 2002, the general partnership notified the Bank of its intention to sell the building. Pursuant to the Bank's purchase option within the lease agreement, it purchased the building from the general partnership during early 2003 for $680,000. Accordingly, lease payments related to this lease ceased during early 2003.

The Company has a non-related party lease agreement providing for the use of commercial office space to facilitate the Company's and the Bank's administrative operations. The lease term began in March, 1999 and expires in February, 2004. The agreement provides for two five-year renewals with the same terms and conditions of the original lease agreement. Lease amounts for the renewals can be increased by fifty percent of the US Consumer Price Index increase during the previous five years of the lease term. Lease amounts during the initial lease term approximate $2,500. However, during 2002, the Company purchased property that it intends to build its new corporate headquarters on during 2003. Accordingly, the Company does not anticipate exercising its renewal option in this lease agreement.

Minimum future rental payments for these operating leases are as follows:

Years Ending December 31,	
2003	$55,000
2004	11,300
	$66,300

Rental expense under operating leases was $78,600 for the years ended December 31, 2002 and 2001, respectively.

The Company is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include single-family residences, other residential property, commercial property and land. At December 31, 2002 and 2001, the Bank had outstanding commitments to originate loans, including outstanding construction loan commitments, with variable interest rates of approximately $10.0 million and $6.2 million, respectively. In addition, unused lines of credit, primarily at variable rates, amounted to approximately $19.7 million and $15.7 million at December 31, 2002 and 2001, respectively. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

In the normal course of business, the Bank has entered into employment agreements with some of its key Executives. The Company may terminate the employment agreements with proper notice as specified in the agreements. Termination without cause (as defined in the agreement) entitles the Executive to base salary and benefits for a specified period of time from the date of termination, depending on the agreement.

The Bank has an agreement with a service company whereby the latter furnishes data processing services to the Bank. The contract was last renewed during January 2002 for an additional 60 months that is similar to the previous agreement and to those entered into by other entities in the financial institution industry. The costs represent normal operating costs to the Bank.

Shore Investments Inc. has an agreement with a registered broker-dealer to sell investment products. The agreement has an initial term of two years and automatically renews for subsequent one-year terms, subject to certain termination clauses within the agreement.

Various legal claims also arise from time to time in the normal course of business that, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

NOTE 15

EARNINGS PER SHARE RECONCILIATION

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

	YEARS ENDED DECEMBER 31,	
	2002	2001
Net income (numerator, basic and diluted)	$1,771,800	$1,430,900
Weighted average shares outstanding (denominator)	1,695,100	1,736,100
Earnings per common share—basic	$ 1.05	$ 0.82
Effect of dilutive securities:		
Weighted average shares outstanding	1,695,100	1,736,100
Effect of stock options	15,600	1,300
Diluted average shares outstanding (denominator)	1,710,700	1,737,400
Earnings per common share—assuming dilution	$ 1.04	$ 0.82

NOTE 16

BRANCH DEPOSIT ACQUISITION

On December 13, 2002, the Bank acquired certain assets and assumed certain liabilities of the Salisbury, Maryland branch of Susquehanna Bank, a wholly-owned subsidiary of Susquehanna Bankshares Inc. The approximate fair value of the net assets acquired and deposit liabilities assumed amounted to $50,000 and $17.5 million, respectively. The Bank realized proceeds of approximately $16.8 million from the transaction, net of a deposit premium intangible of $620,000. The Bank is amortizing this intangible over ten years.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001 (continued)

NOTE 17
PARENT COMPANY

Since its inception, the Company's business activities have been limited to investment activities related to the Bank and its excess cash. Dividends from the Bank and investment income represent the only sources of funds for the Company. Certain restrictions exist that limit the amount of dividends the Bank may declare without obtaining regulatory approval. At December 31, 2002, the Bank had approximately $2.3 million available to declare in dividends under existing regulatory guidelines.

The Company requires very little administrative support. The Company's primary costs consist of its board of director's expenses, its building lease, public reporting requirements and annual fees associated with being a public company. During the years ended December 31, 2002 and 2001, the Bank did not pay the Company any management fees.

The Company's condensed balance sheets as of December 31, 2002 and 2001, and the related condensed statements of income and cash flows for years ended December 31, 2002 and 2001 are provided below:

Condensed Balance Sheets

	DECEMBER 31,	
	2002	2001
Assets		
Cash and due from banks	$ 422,000	$ 553,000
Securities available-for-sale	3,331,000	3,015,000
Investment in Shore Bank	14,243,000	12,623,000
Other assets	356,000	137,000
Total Assets	$18,352,000	$16,328,000
Liabilities and Stockholders' Equity		
Liabilities	$ 135,000	$ 67,000
Stockholders' equity	18,217,000	16,261,000
Total liabilities and stockholders' equity	$18,352,000	$16,328,000

Condensed Statements of Income

	YEARS ENDED DECEMBER 31,	
	2002	2,001
Income		
Dividends from Shore Bank	$ 500,000	$1,700,000
Investment income	178,000	162,000
Gain on sales of securities	—	23,000
Total Income	678,000	1,885,000
Expenses		
Directors' fees	55,000	48,000
Accounting and professional fees	81,000	71,000
Other	64,000	49,000
Total Expenses	200,000	168,000
Income Before Income Taxes and Equity in Undistributed Net Income of Subsidiary	478,000	1,717,000
Income Tax Expense	10,000	—
Income Before Equity in Undistributed Net Income of Subsidiary	468,000	1,717,000
Equity in Undistributed Net Income of Subsidiary (1)	1,304,000	(286,000)
Net Income	$1,772,000	$1,431,000

(1) Amount in parentheses represents the excess of dividends declared over net income of subsidiary.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

	YEARS ENDED DECEMBER 31,	
	2002	2001
Condensed Statements of Cash Flows		
Operating Activities		
Net income	$ 1,772,000	$ 1,431,000
Equity in undistributed net income of subsidiary	(1,304,000)	286,000
Other non-cash transactions	8,000	(1,000)
Gain on sale of securities	—	(23,000)
Change in other assets	(1,000)	(3,000)
Change in other liabilities	68,000	(6,000)
Cash flows provided by operating activities	543,000	1,684,000
Investing Activities		
Proceeds from sale of available-for-sale securities	—	62,000
Purchase of available-for-sale securities	(107,000)	(473,000)
Purchase of premises and equipment	(307,000)	(12,000)
Cash flows used by investing activities	(414,000)	(423,000)
Financing Activities		
Proceeds from exercise of common stock options	25,000	20,000
Repurchase of common stock	(48,000)	(938,000)
Payment of dividend on common stock	(237,000)	(212,000)
Cash flows used by financing activities	(260,000)	(1,130,000)
Net increase (decrease) in cash and cash equivalents	(131,000)	131,000
Cash and cash equivalents, beginning of period	553,000	422,000
Cash and cash equivalents, end of period	$ 422,000	$ 553,000

NOTE 18

SEGMENT INFORMATION

Management determines the Company's operating segments and evaluates their performance by the markets in which the Bank operates. Currently, the Bank operates in two different geographical markets: Virginia and Maryland. Generally, each market possesses a different customer base and occasionally requires that management approach product pricing and promotion in different manners. However, products offered in each market are similar. Additionally, the Maryland market represents a newer market to the Bank than does the Virginia market.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on net interest income from operations and asset growth within the segments.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 (continued)

Since the Company derives a significant portion of its revenues from interest income and interest expense is the most significant expense, the segments are reported below using net interest income for the periods indicated. The "Other" column primarily represents the Company's investment activities resulting from excess cash available within the individual segments. The "Elimination" column represents intersegment activities and reconciles the segments to the Company's consolidated financial statements.

(IN THOUSANDS)	VIRGINIA	MARYLAND	OTHER	ELIMINATION OF INTERSEGMENT TRANSACTIONS	TOTAL
Net Interest Income:					
Year ended December 31, 2002	$ 4,136	$ 737	$ 1,596	$ (779)	$ 5,690
Year ended December 31, 2001	$ 3,492	$ 641	$ 1,950	$ (1,095)	$ 4,988
Assets:					
December 31, 2002	$140,389	$39,060	$56,774	$(56,230)	$179,993
December 31, 2001	$130,426	$19,060	$33,641	$(40,276)	$142,851

NOTE 19

COMPREHENSIVE INCOME

Total comprehensive income consists of the following for the years indicated:

	YEARS ENDED DECEMBER 31, 2002	2001
Net income	$1,771,800	$1,430,900
Other comprehensive income	445,400	524,500
Total comprehensive income	$2,217,200	$1,955,400

The components of other comprehensive income are as follows for the years indicated:

	YEARS ENDED DECEMBER 31, 2002	2001
Unrealized gains on available-for-sale securities:		
Unrealized holding gains arising during the period	$ 702,900	$ 830,600
Less: reclassification adjustment for gains included in income	(4,900)	(23,200)
Total other comprehensive income before income tax expense	698,000	807,400
Income tax expense	(252,600)	(282,900)
Net unrealized gains	$ 445,400	$ 524,500

Report of Independent Auditors

The Board of Directors and Stockholders
Shore Financial Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of *Shore Financial Corporation and Subsidiaries* as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *Shore Financial Corporation and Subsidiaries* as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Goodman & Company, LLP

Norfolk, Virginia
January 25, 2003

Directors and Officers

SHORE FINANCIAL CORPORATION

BOARD OF DIRECTORS

Henry P. Custis, Jr., *Chairman*
Law firm of Custis, Lewis & Dix, L.L.P.

Terrell E. Boothe
Terrell E. Boothe, Inc.

The Honorable D. Page Elmore
Maryland House of Delegates

Scott C. Harvard
President and Chief Executive Officer
Shore Financial Corporation and Shore Bank

Richard F. Hall, III
Loblolly Farms
Seaside Produce

Dr. Lloyd J. Kellam, III
Eastern Shore Physicians and Surgeons

L. Dixon Leatherbury
Leatherbury Equipment Co.
Wakefield Equipment Co.

A. Jackson Mason
Mason-Davis Co., Inc.

OFFICERS

Scott C. Harvard
President and Chief Executive Officer

Steven M. Belote
Vice President and Secretary

Vonda M. Smith
Assistant Secretary

SHORE BANK

OFFICERS

Scott C. Harvard
President and Chief Executive Officer

Steven M. Belote
Senior Vice President and Chief Financial Officer

J. Anderson Duer, Jr.
Senior Vice President-Lending

Brenda P. Wallace
Senior Vice President-Operations

Craig H. McConnell
Regional Vice President

Vonda M. Smith
Corporate Secretary

Natalie N. Binder
Vice President

Tammy V. Mason
Vice President

Dennis J. Hebert
Vice President/Maryland Division

Jacqueline L. Carpenter
Assistant Vice President

William H. Deckert, III
Assistant Vice President

Anne H. J. Dize
Assistant Vice President

Claire I. Hoff
Assistant Vice President

Martha H. James
Assistant Vice President

J. Scott Schreiber
Assistant Vice President

Donna E. Weaver
Assistant Vice President

Jane O. Wyatt
Assistant Vice President

SALISBURY BOARD OF DIRECTORS

John J. Evans, CPA, *Chairman*
Holloway & Marval, P.A.

Edward E. Henry
Retired

Billye Lee Sarbanes
Retired

Donald E. Williams
Advanced Property Rental

Dr. Donald Wood
Peninsula Cardiology Associates, P.A.

Corporate Information

CORPORATE HEADQUARTERS AND MAIN OFFICE

25253 Lankford Highway
Onley, Virginia 23418
Phone: (757) 787-1335
Fax: (757) 789-3645

BRANCH OFFICES

18426 Dunne Avenue
Parksley, VA 23421

6350 Maddox Boulevard
Chincoteague, Virginia 23336

21220 North Bayside Drive
Cheriton, Virginia 23316

4017 Lankford Highway
Exmore, Virginia 23350

1503 South Salisbury Boulevard
Salisbury, Maryland 21801

100 West Main Street
Salisbury, Maryland 21801

OPERATIONS CENTER

23378 Commerce Drive
Accomac, VA 23301

TRANSFER AGENT

Fulton Financial Services
One Penn Square
Lancaster, PA 17604

SPECIAL COUNSEL

LeClair Ryan
707 East Main Street, 11th Floor
Richmond, VA 23219

INVESTOR INFORMATION

Lynn M. Badger
Shore Financial Corporation,
P.O. Box 920,
Onley, Virginia, 23418,
(757) 787-1335
investorinfo@shorebank.com

MEMBER

Federal Deposit Insurance Corporation
Federal Reserve System

INDEPENDENT AUDITORS

Goodman & Company, LLP
One Commercial Place, Suite 800
Norfolk, VA 23514

INTERNET

Web site: www.shorebank.com
Address: shorebank.com

ANNUAL MEETING

The Annual Meeting of the stockholders of Shore Financial Corporation will be held at the Chamber of Commerce in Melfa, Virginia on Tuesday, April 22, 2003, 2:00 P.M.

SECURITIES LISTING

The Company's shares are traded on The NASDAQ National Stock Market under ticker symbol "SHBK".

MARKET MAKERS

Anderson & Strudwick, Inc.
F.J. Morrissey & Co. Inc.
Ferris, Baker Watts, Incorporated
Goldman Sachs & Company
Knight Securities, L.P.
Koonce Securities, Inc.
McKinnon & Company
RBC Dain Rauscher Corporation
Sandler O'Neill & Partners, LP

Shore Bank

COMMITTED TO THE EASTERN SHORE

www.shorebank.com

Shore Financial Corporation
25253 Lankford Highway
P.O. Box 920
Onley, Virginia 23418

(757) 787-1335

SHBK NASDAQ LISTED